SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 17, 2015

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) announces that the conditions have been met for the provision of certain previously announced loans and guarantees to Qoros Automotive Co., Ltd. (“Qoros”).

On November 6, 2015, Kenon announced that it was working with Chery Automobile Co. Ltd (“Chery”) with respect to the provision of certain loans and guarantees to Qoros, subject to certain conditions. These conditions have now been met, and as a result, Kenon has agreed to provide the loans and guarantees described in the November 6, 2015 announcement as follows:

•	RMB275 million ($43 million) in loans to Qoros (with Chery to provide an equal amount of loans); and

•	a guarantee of up to RMB175 million ($28 million), plus interest and fees, in respect of drawings under Qoros’ RMB700 million EXIM Bank loan facility (the “RMB700 million Loan Facility”) (with Chery having equal guarantee obligations). Kenon’s and Chery’s provision of this financing and credit support will facilitate Qoros’ drawdown of the remaining RMB350 million available under the RMB700 million Loan Facility.

Kenon intends to fund the RMB275 million shareholder loan through cash on hand and additional drawdowns under its $200 million credit facility with Israel Corporation Ltd. (the “Credit Facility”). As of the date hereof, the aggregate drawdowns under the Credit Facility are $110 million.

Kenon’s provision of the loans and guarantees described in this press release, as well as its provision of the loans and guarantees previously provided to Qoros, or in respect of Qoros’ indebtedness, is consistent with Kenon’s strategy, which includes using a significant portion of its available capital resources (namely its $200 million Credit Facility) to support Qoros’ development and, until Qoros achieves significant sales, its operating expenses, financing expenses, and capital expenditures. For further information on Kenon’s strategy, including information on Kenon’s capital allocation principles, see Kenon’s Annual Report on Form 20-F, which can be found on the SEC’s website at www.sec.gov.

Summary of Outstanding Guarantees

Set forth below is an overview of the guarantees provided by Kenon in respect of Qoros’ debt, once the RMB175 million guarantee described above has been provided.

Date Granted	Qoros Credit Facility	Kenon Guarantee Amount (RMB)	Kenon Guarantee Amount (USD)
Spin-Off / November 2015	RMB3 billion credit facility	RMB750 million*	$118 million*

May 2015 November 2015	RMB700 million Loan Facility	RMB175 million, plus interest and fees of up to RMB30 million** RMB175 million, plus interest and fees of up to RMB30 million**	$28 million, plus interest and fees of up to $5 million** $28 million, plus interest and fees of up to $5 million**

Total		RMB1,160 million	$184 million

*	In the event that Chery’s liability under its guarantee exceeds RMB1.5 billion, Kenon has committed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities for the indebtedness of Qoros under this credit facility are equal in proportion.
**	In the event that Chery is obligated under its guarantee of the RMB700 million loan facility to make payments that exceed Kenon’s obligations under the guarantee, Kenon and Chery have agreed to discuss the matter and to try to find an acceptable solution, but without any obligation on Kenon to be liable for more than the amounts set forth in the table above.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation facilities in the Latin American, Caribbean and Israeli power generation markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM Integrated Shipping Services, Ltd. (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about Kenon’s agreement to provide a RMB275 million loan to Qoros and a guarantee of certain of Qoros’ indebtedness, Chery’s agreement to provide a RMB275 million loan to Qoros, statements about Kenon’s total exposure under the guarantees it has provided and agreed to provide, including in respect of interest and fees, statements about Kenon’s strategy, and other non-historical matters. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include (i) Kenon’s obligation to make payments on the guarantees it has granted in respect of Qoros’ debt, and Kenon’s available liquidity to make any required payments under such guarantees (ii) the aggregate amount of Kenon’s exposure under each of the guarantees it has provided, including interest and fees, (iii) Qoros’ financial condition and whether the loans and guarantees provided to Qoros will be sufficient to provide the financial support that Qoros requires to fund its operations and development, (iv) risks relating to loans that Kenon has granted and may grant in the future to Qoros and Kenon’s ability to recoup all or any of its investment in Qoros, and other risks and factors, including those set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the SEC. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Zongda Huang Associate Director, Business Development & IR huangz@kenon-holdings.com Tel: +65 6351 1780

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: November 17, 2015	By:	/s/ Yoav Doppelt
	Name:	Yoav Doppelt
	Title:	Chief Executive Officer